UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [   ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [   ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [   ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [   ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

Caza Gold Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Royal Road Minerals Limited
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

149798308
(CUSIP Number of Class of Securities (if applicable))

Dorsey & Whitney LLP
Attn: Kenneth G. Sam
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5649
Telephone: (303) 629-3400
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 20, 2017
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

The following documents have been delivered to holders of securities of, or published in the home jurisdiction of Caza Gold Corp. and were required to be disseminated to U.S. security holders or published in the United States

Exhibit 1.1	Offer to Purchase and Circular

Exhibit 1.2	Notice of Guaranteed Delivery

Exhibit 1.3	Letter of Acceptance and Transmittal

(b)

Not applicable.

Item 2.	Informational Legends

The required legends are included under the heading “Notice to Caza Shareholders in the United States” commencing on the page iv of the Offer to Purchase and Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

None.

(2)

(a)	the Annual Information Form of Royal Road Minerals Limited (“Royal Road”) for the fiscal year ended December 31, 2015, dated December 12, 2016;

(b)	the management information circular of Royal Road dated May 9, 2016, prepared in connection with the annual and special meeting of shareholders of Royal Road held on June 8, 2016;

(c)	the audited consolidated financial statements of Royal Road for the year ended December 31, 2015 and the notes and the auditor’s report in respect thereof;

(d)	management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2015;

(e)	the unaudited consolidated interim financial statements of Royal Road for the three and nine month periods ended September 30, 2016, together with the notes thereto;

(f)	management’s discussion and analysis of results of operations and financial condition for the three and nine month periods ended September 30, 2016; and

(g)	the material change report of Royal Road dated April 25, 2016, regarding its private placement offering of securities.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Royal Road Minerals Limited is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROYAL ROAD MINERALS LIMITED

By:     /s/ Eric Lowy
Name: Eric Lowy
Title: Corporate Secretary

Dated: January 23, 2017

EXHIBIT INDEX

Exhibit	Description

1.1	Offer to Purchase and Circular

1.2	Notice of Guaranteed Delivery

1.3	Letter of Acceptance and Transmittal

2.1	Annual Information Form of Royal Road for the fiscal year ended December 31, 2015, dated December 12, 2016

2.2	Management information circular of Royal Road dated May 9, 2016, prepared in connection with the annual and special meeting of shareholders of Royal Road held on June 8, 2016

2.3	Audited consolidated financial statements of Royal Road for the year ended December 31, 2015 and the notes and the auditor’s report in respect thereof

2.4	Management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2015

2.5	Unaudited consolidated interim financial statements of Royal Road for the three and nine month periods ended September 30, 2016, together with the notes thereto

2.6	Management’s discussion and analysis of results of operations and financial condition for the three and nine month periods ended September 30, 2016

2.7	Material change report of Royal Road dated April 25, 2016, regarding its private placement offering of securities